

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2010

Patrick J. McEnany
Chairman of the Board of Directors,
President and Chief Executive Officer
Catalyst Pharmaceutical Partners, Inc.
355 Alhambra Circle, Suite 1370
Coral Gables, Florida 33134

> **Re: Catalyst Pharmaceutical Partners, Inc.**
> **Form 10-K**
> **Filed March 31, 2010**
> **File No. 001-33057**

Dear Mr. McEnany:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

Jeffrey Riedler
Assistant Director